SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,975,644 Net interest income 2,016,696 Loans and accounts receivables from customers and banks, net 39,591,673 Net fee and commission income 595,831 Loans and accounts receivables from customers at fair value, net 291,586 Result from financial operations 266,345 Financial instruments 9,838,236 Total operating income 2,878,872 Financial derivative contracts 11,140,969 Provision for loan losses (572,772) Other asset ítems 5,256,848 Support expenses (935,666) Total assets 68,094,956 Other results (92,888) Income before tax 1,277,546 Principal liabilities MCh$ Income tax expense (207,934) Deposits and other demand liabilities 14,075,590 Net income for the period 1,069,612 Time deposits and other time liabilities 16,971,409 Issued debt and regulatory capital instruments 10,370,037 Attributable to: Financial derivative contracts 11,500,023 Equity holders of the Bank 1,053,209 Other liabilities ítems 10,916,198 Non-controlling interest 16,403 Total equity 4,790,049 Total liabilities and Equity 68,623,306 Equity attributable to: Equity holders of the Bank 4,672,287 Non-controlling interest 117,762 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of December 31, 2025 The principal balances and results accumulated for the period ending December 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander
Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Diciembre de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Diciembre de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.975.644
Créditos y cuentas por cobrar a clientes y bancos	39.591.673
Créditos y cuentas por cobrar a clientes a valor razonable	291.586
Instrumentos financieros	9.838.236
Contratos de derivados financieros	11.140.969
Otros rubros del activo	5.256.848
Total Activos	**68.094.956**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.075.590
Depósitos y otras captaciones a plazo	16.971.409
Instrumentos de deuda y capital regulatorio emitidos	10.370.037
Contratos de derivados financieros	11.500.023
Otros rubros del pasivo	10.916.198
Total patrimonio	4.790.049
Total Pasivos y Patrimonio	**68.623.306**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.672.287
Interés no controlador	117.762

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	2.016.696
Ingresos netos de comisiones	595.831
Resultado de operaciones financieras	266.345
Total ingresos operacionales	**2.878.872**
Gasto de pérdidas crediticias	(572.772)
Gastos de apoyo	(935.666)
Otros resultados	(92.888)
Resultado antes de impuesto	**1.277.546**
Impuesto a la renta	(207.934)
Utilidad consolidada del periodo	**1.069.612**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	1.053.209
Interés no controlador	16.403

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?